                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000



                                    CONTENTS

                                                                            Page

Statements of Income                                                       1

Balance Sheets                                                             2

Information Concerning Coal Washing Facility                               3

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                               4

Statements of Cost of Operation                                            5

Price Per Ton of Coal Deliveries                                           6

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)
                                                                               Three
                                                                               Months
                                                   Month Ended                 Ended
                                   October 31,  November 30,  December 31,  December 31,
                                       2000         2000          2000          2000
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .  $887          $918        $2,016         $3,821

COST OF OPERATION. . . . . . . . . .   876           905           916          2,697

OPERATING INCOME . . . . . . . . . .    11            13         1,100          1,124

NONOPERATING INCOME. . . . . . . . .     4             5             6             15

INCOME BEFORE INTEREST CHARGES . . .    15            18         1,106          1,139

INTEREST CHARGES . . . . . . . . . .    -             -            220            220

INCOME BEFORE FEDERAL INCOME TAXES .    15            18           886            919

FEDERAL INCOME TAXES ON OPERATIONS .     9            12           880            901

NET INCOME . . . . . . . . . . . . .  $  6          $  6        $    6         $   18

The common  stock of the  Company is wholly  owned by  Columbus  Southern  Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
              BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 2000
                                   (UNAUDITED)
                                                 October 31,   November 30,  December 31,
                                                     2000          2000          2000
                                                              (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .   $2,155        $2,284        $2,284
  Accumulated Amortization. . . . . . . . . . . .    1,163         1,210         1,268
         NET MINING PLANT . . . . . . . . . . . .      992         1,074         1,016
OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .      875           869           116

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .        4             6             7
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .        3             4            11
    Affiliated Companies. . . . . . . . . . . . .      894           923         2,022
  Advances to Affiliates. . . . . . . . . . . . .      716         1,052         1,328
  Materials and Supplies. . . . . . . . . . . . .      956           958           976
  Other . . . . . . . . . . . . . . . . . . . . .     -                2             6
         TOTAL CURRENT ASSETS . . . . . . . . . .    2,573         2,945         4,350

DEFERRED FEDERAL INCOME TAXES . . . . . . . . . .      812           821           961

REGULATORY ASSETS . . . . . . . . . . . . . . . .      468           328           324

DEFERRED CHARGES. . . . . . . . . . . . . . . . .     -             -               24

           TOTAL. . . . . . . . . . . . . . . . .   $5,720        $6,037        $6,791

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .   $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .      400           400           400
  Retained Earnings . . . . . . . . . . . . . . .    1,018         1,024         1,030
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .    1,518         1,524         1,530

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .    2,212         2,211         2,209

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .      135           124           368
    Affiliated Companies. . . . . . . . . . . . .      287           331           415
  Accrued Rent. . . . . . . . . . . . . . . . . .      289           578           884
  Other . . . . . . . . . . . . . . . . . . . . .      703           813         1,145
         TOTAL CURRENT LIABILITIES. . . . . . . .    1,414         1,846         2,812

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .      276           256           237

REGULATORY LIABILITIES AND DEFERRED CREDITS . . .      300           200             3

           TOTAL. . . . . . . . . . . . . . . . .   $5,720        $6,037        $6,791


                      CONESVILLE COAL PREPARATION COMPANY
                  INFORMATION CONCERNING COAL WASHING FACILITY
                    FOR THE QUARTER ENDED DECEMBER 31, 2000

TAXES

        On February 20, 2001, the U.S. District Court for the Southern District of Ohio ruled against the Company in its suit against the United States over deductibility of interest claimed by the Company in its consolidated federal income tax return related to its COLI program. The Company had filed suit to resolve the IRS's assertion that interest deductions for the Company's COLI program should not be allowed. In 1998 and 1999 the Company paid the disputed taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of additional interest on the contested tax. The payments were included in other property and investments pending the resolution of this matter. As a result of the U.S. District Court's decision to deny the COLI interest deductions, the Company recovered from Columbus Southern Power Company (CSPCo) all of its costs under terms of the coal washing agreement. The Company plans to appeal the decision.

MONEY POOL

        On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a
mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool. AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges. As a result of becoming a Money Pool participant, the Company retired its short-term debt. At December 31, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                       BILLINGS FOR COAL WASHING SERVICES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal                      Service
Conesville Plant*             Input     Rejects     Output     Unit Price     Billings
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
October 2000 . . . . . . . . 284,821     38,742     246,079       $3.60        $  887

November 2000. . . . . . . . 258,384     35,861     222,523       $4.13        $  918

December 2000. . . . . . . . 227,878     29,720     198,158      $10.17        $2,016


 * Jointly  owned by  Cincinnati  Gas & Electric  Company,  Dayton Power & Light
   Company and Columbus  Southern Power Company,  the parent of Conesville  Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000


                                                                             Three
                                                                             Months
                                              October  November   December   Ended
                                                2000     2000       2000    12/31/99
                                                           (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . $ 93     $ 82      $ 100     $  275
Benefits-UMW* . . . . . . . . . . . . . . . . .   74       72         55        201
Office Salaries and Benefits. . . . . . . . . .   98       97         80        275
Operating Materials . . . . . . . . . . . . . .   48       39         46        133
Maintenance - Materials and Services. . . . . .   39       62         72        173
Electricity . . . . . . . . . . . . . . . . . .   59       99         36        194
Other Billed Services . . . . . . . . . . . . .   19       80        163        262
Rent. . . . . . . . . . . . . . . . . . . . . .  327      328        325        980
Amortization of Deferred Gain on Sale of Plant.  (20)     (20)       (19)       (59)
Depreciation. . . . . . . . . . . . . . . . . .   36       36         41        113
Cleaning Cost Normalization** . . . . . . . . .  (16)    (100)      (191)      (307)
Other . . . . . . . . . . . . . . . . . . . . .  119      130        208        457

      Total . . . . . . . . . . . . . . . . . . $876     $905       $916     $2,697

 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2000


                                                        October     November   December
                                                          2000        2000       2000
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . .  $32.02 *    $31.45 *   $30.86 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
 Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.